Meridian Interstate Bancorp, Inc.

10 Meridian Street

East Boston, Massachusetts 02128

FILED VIA EDGAR AS CORRESPONDENCE

December 12, 2012

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Interstate Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File Number 1-33898

Dear Mr. Clampitt:

I write on behalf of Meridian Interstate Bancorp, Inc. (“we” or “the Company”) in response to your December 4, 2012 letter (the “Comment Letter”) to me that provided comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) based upon their review of the disclosures made by the Company in the above-referenced filings with the Commission. For your convenience we repeat below each of the Staff comments verbatim (except where otherwise noted) in italicized print immediately prior to the Company’s response thereto:

Form 10-K for the Fiscal Year Ended December 31, 2011

Definitive Proxy Statement on Schedule 14A

Item 11. Executive Compensation

General

1.	We are unable to locate disclosure regarding Compensation Committee Interlocks and Insider Participation as required by Item 407(e)(4) of Regulation S-K. Please tell us where this disclosure is located or otherwise include the required disclosure in your future filings.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 12, 2012

Response:

We will include in our future filings disclosures regarding Compensation Committee Interlocks and Insider Participation as required by Item 407(e)(4) of Regulation S-K.

Item 16. Exhibits

2.	Please file the Incentive Compensation Plan as an exhibit with your future Form 10-K filings or provide us with an analysis supporting your determination that the plan is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

We will file our Incentive Compensation Plan as an exhibit with our future Form 10-K filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Part I. Financial Information

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 5. Loans, pages 19-20

3.	Please expand the disclosure in future filings to include the amount of accruing and non-accruing troubled debt restructurings for each period ended. For loans modified as troubled debt restructurings during the current periods presented, please expand the disclosure to state how these troubled debt restructurings have impacted the allowance for loan losses.

Response:

We will expand the Loans disclosures in future filings to include the amounts of accruing and non-accruing troubled debt restructurings for each period ended. We will also expand the disclosure for loans modified as troubled debt restructurings during the current periods presented to state how such troubled debt restructurings have impacted the allowance for loan losses.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 12, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at September 30, 2012 and December 31, 2011

Asset Quality

Non-performing Assets, pages 30-31

4.	We note the presentation of total non-accrual loans which appear to be total non-performing loans by the subtraction of foreclosed assets from total non-performing assets. In addition, the related ratios below the tabular presentation appear to define total non-performing loans as total non-accrual loans. Since you have presented troubled debt restructurings on page 45 [32] it is unclear if you have included these loans in your presentation of non-accruing loans/non-performing loans on page 44 [31]. Please advise the staff if these loans are considered in your determination of non-performing loans and if not, revise future filings to include all troubled debt restructured loan balances within the body of the table pursuant to Item III C of Guide III and revise the related ratios, as applicable.

Response:

We advise the Staff that troubled debt restructurings on non-accrual status as separately disclosed in the troubled debt restructurings table on page 32 are included as part of loans accounted for on a non-accrual basis in the table on page 31. In our future filings, we will include a separate line below total non-performing assets in our non-performing assets table disclosing troubled debt restructurings on accrual status that are not included above in total non-performing assets. We also advise the Staff that we will revise the descriptions of the non-performing loans ratios as non-accrual loans ratios in our future filings. Since our troubled debt restructurings on accrual status are not included in non-accrual loans or non-performing assets, we do not believe it will be necessary to revise the related ratios.

Acknowledgement of Responsibility for SEC Filings

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance

U.S. Securities and Exchange Commission

December 12, 2012

Conclusion

I trust this letter addresses the Staff’s comments. If the Staff has any questions regarding our responses, has any additional comments, or otherwise requires any additional information please contact me by telephone at 978-977-2220, by fax at 978-977-2877 or by email at mabbate@ebsb.com.

Best Regards,

/s/ Mark L. Abbate

Mark L Abbate

Senior Vice President, Treasurer

and Chief Financial Officer

cc:	Richard J. Gavegnano, Chairman and Chief Executive Officer
Deborah J. Jackson, President and Chief Operating Officer